UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 April 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc

30th April 2014

Notification of change in Director's details

Mr. Ernst Bärtschi was appointed as Chairman of the Board of Directors of Conzzeta AG on 29th April 2014.

This disclosure by CRH plc is made to comply with paragraph 9.6.14 of the Listing Rules.

Enquiries:

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344 340

CRH public limited company
(Registrant)

Date: 30 April 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director